Exhibit 18

May 6, 2020

LSC Communications, Inc.
191 N. Wacker Dr.
Chicago, IL 60606

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 31, 2020, of the facts relating to the change in accounting method for certain defined benefit pension plan costs in 2020. Note 1 to such financial statements contains a description of your adoption of a change in accounting method for determining the market-related value of liability-hedging investments for the US Qualified and Non-Qualified Plans from a calculated method to a fair value method. We believe, on the basis of the facts set forth and other information furnished to us by appropriate officials of LSC Communications, Inc. that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of LSC Communications, Inc. and its subsidiaries as of any date or for any period subsequent to December 31, 2019. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of LSC Communications, Inc. or on the financial position, results of operations, or cash flows of LSC Communications, Inc. and its subsidiaries as of any date or for any period subsequent to December 31, 2019.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Chicago, IL